UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A
Under the Securities Exchange Act of 1934

(Amendment No. 1)

OFS Credit Company, Inc.
(Name of Issuer)

Preferred Stock
(Title of Class of Securities)

67111Q305 67111Q404
(CUSIP Number(s))

February 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Nos.	67111Q305
67111Q404

1	NAME OF REPORTING PERSON Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
320,786 shares
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
320,786 shares
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
320,786 shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.1%
12	TYPE OF REPORTING PERSON
IA

CUSIP Nos.	67111Q305
67111Q404

The information reported under this Schedule 13G is provided as of date of this filing.

Item 1(a).	Name of Issuer:

OFS Credit Company, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

10 South Wacker Drive, Suite 2500

Chicago, IL 60606

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC (“EPCM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

EPCM: organized in the State of Delaware

Item 2(d).	Title of Class of Securities:

Preferred Stock (series identified below in response to Item 2(e))

Item 2(e).	CUSIP Number(s):

67111Q305 (6.125% Series C Term Preferred Stock due 2026, Liquidation Preference $25 per Share)

67111Q404 (5.25% Series E Term Preferred Stock due 2026, Liquidation Preference $25 per Share)

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

See response to Item 9 on each cover page.

(b)	Percent of Class:

See response to Item 11 on each cover page.

The percentages reflected in this statement are calculated based upon 2,440,000 Preferred Shares outstanding as of May 13, 2024 as disclosed by the Issuer in Form N-2/A filed with the SEC on May 17, 2024.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See response to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See response to Item 6 on each cover page.

CUSIP Nos.	67111Q305
67111Q404

(iii)	Sole power to dispose or to direct the disposition of:

See response to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See response to Item 8 on each cover page.

EPCM acts as investment manager to certain accounts (collectively, the “Accounts”), which directly hold the Preferred Shares described in this report. Pursuant to an investment management agreement between EPCM and each Account, EPCM has discretionary investment authority and voting power with respect to the Preferred Shares directly held by the Accounts. As such, EPCM could be deemed to beneficially own the Preferred Shares directly held by the Accounts.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CUSIP Nos.	67111Q305
67111Q404

Dated: May 21, 2024

EAGLE POINT CREDIT MANAGEMENT LLC

By:	/s/ Kenneth P. Onorio
Name:	Kenneth Onorio
Title:	Chief Financial Officer